Innocent Inc
                                2000 NE 22nd ST
                            Wilton Manors FL. 33305
                                dosswa@yahoo.com
                                ----------------
                                 (828) 4899409


                                                               December 21, 2009

United States
Securities and Exchange Commission
Washington DC 20549-0405
ATTN:  Ta Tanisha Meadows


Ref:    Innocent Inc
        Amendment No. 1 to Item 4.01 Form 8K
        Filed December 10, 2009
        File Number 333-150061

Dear Ms. Meadows,

     ITEM 1. We have amended to reflect the approval by the Board of Directors for the appointment of Eddy Chin Chartered Accountant.

     ITEM 2. Eddy Chin Chartered Accountant is the same as the PCAOB registered independent accountant Eddy Siat Leong Chin of Thornhill, Canada. We have decided to state so in the amended filing.

     ITEM 3. We have amended the reference to reflect paragraph (a)(2) rather than (a)(1)(v).

     We acknowledge that it is the responsibility of the Company and its management to insure that the adequacy and accuracy of the disclosures in the filing; and that staff comments and changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and the company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the united states.


Sincerely,

/s/ Wayne a doss
Wayne A Doss
President and CEO